LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

September 14, 2010

Mr. Vincent J. Di Stefano, Senior Counsel

Security and Exchange Commission

450 5th Street

Washington, DC 20549

Re:

Archer Investment Series Trust - Form 485(a)(2)

File Nos. 333-163981 and 811-22356

Dear Mr. Di Stefano:

Filed simultaneously herewith, find the above referenced registered investment company’s Form 485(a)(2) introducing two (2) new series of the Archer Investment Series Trust for your review.  The names of these series are the Archer Income Fund and the Archer Stock Fund.

Thank you for your kind attention to this matter.  Should you have any questions, please contact me.

Very truly yours,

/s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

CRR/ks